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06008975

SEC[...] [...]MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 51667

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED AUG 29 2006 WASHINGTON, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trump Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway Suite 1601
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 897-1695
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

9/14

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trump Securities, LLC, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl Goodman
Signature

GENERAL SECURITIES PRINCIPAL
Title

Linda S. Grimm
Notary Public

Linda S. Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Orange County
Commission Expires July 17, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUMP SECURITIES, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2006

TRUMP SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member
Trump Securities, LLC

We have audited the accompanying statement of financial condition of Trump Securities, LLC (the "Company") as of June 30, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trump Securities, LLC as of June 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
August 22, 2006

TRUMP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

ASSETS		
Cash	$	64,786
Fees receivable		321,429
Other assets		3,560
	$	389,775
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	257,143
Member's equity		132,632
	$	389,775

See accompanying notes to financial statements.

TRUMP SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended June 30, 2006

Revenues	
Private placement fees	$ 375,000
Gain on securities	20,549
	395,549
Expenses	
Commissions	300,000
Regulatory and other expenses	15,228
	315,228
Net income	$ 80,321

See accompanying notes to financial statements.

TRUMP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended June 30, 2006

Member's equity, beginning of year	$	14,611
Net income		80,321
Contributions		37,700
Member's equity, end of year	$	132,632

See accompanying notes to financial statements.

TRUMP SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2006

Cash flows from operating activities	
Net income	$ 80,321
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Security owned, at fair value	1,500
Fees receivable	(321,429)
Other assets	(2,415)
Accounts payable and accrued expenses	257,143
Net cash used in operating activities	15,120
Net cash provided by financing activities	
Capital contributions	37,700
Net increase in cash	52,820
Cash, beginnning of year	11,966
Cash, end of year	$ 64,786

See accompanying notes to financial statements.

1. Nature of operations

Trump Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in the business of private placements and related investment banking activities. The company is a wholly-owned subsidiary of Integrated Management Solutions ("IMS").

2. Summary of significant accounting policies

Revenue Recognition

Revenues from commissions are recorded on a trade date basis and are billed and recognized when private placements are completed and commissions are earned.

Income Taxes

The Company is a single member Limited Liability Company and, therefore, is considered a disregarded entity for tax purposes and does not record a provision for federal, state or local income taxes. Accordingly, the Company's parent reports the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2006, the Company's net capital was approximately $65,000, which was approximately $48,000 in excess of its minimum requirement of $17,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transaction

IMS provides office space, services, and other expenses to the Company at a cost of $1,200 per year pursuant to a service agreement. This amount covers non-overhead expenses other than management expenses. Management services, whose aggregate value has been determined by management as $60,000, are provided at no cost to the Company.

6. Off balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

At June 30, 2006, the Company had accounts receivable, all of which were due from a single customer. The amount reflected as accounts payable and accrued expenses on the statement of financial condition represents commissions payable to salespersons registered with the Company and are due to these individuals only when, as, and if related accounts receivable are collected by the Company.

TRUMP SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

Member's equity		$ 132,632
Less nonallowable assets		
Fees receivable, net of related payables due only upon collection of the receivable		64,286
Other assets		3,560
		67,846
Net capital		$ 64,786
Aggregate indebtedness		$ 257,143
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 17,143
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($64,786 - $17,143)		$ 47,643
Percentage of aggregate indebtedness to net capital	$ 257,143 / $ 64,786	396.91%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2006.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

To the Member
Trump Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Trump Securities, LLC (the Company) as of and for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Trump Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
August 22, 2006